Exhibit 99.2

Attachment A

Netco Energy, Inc.

Interim Consolidated Financial Statements

Six months ended June 30, 2004 and 2003

Netco Energy Inc.

Consolidated Balance Sheets
(unaudited - prepared internally by management)
(Expressed in Canadian dollars)

	As at	As at
	June 30,	December 31,
	2004	2003

ASSETS

CURRENT
Cash and short-term investments	$1,099,355	$23,194
Accounts Receivable	480,804	538,010
Prepaids and other	309,793	191,525
	1,889,953	752,729

PROPERTY AND EQUIPMENT	3,749,452	3,774,192

	$5,639,405	$4,526,921

LIABILITIES

CURRENT
Accounts payable & accrued liabilities	$175,325	$206,424
	175,325	206,424

Debenture Financing	$-	$1,000,000

SHAREHOLDERS' EQUITY

SHARE CAPITAL	11,765,488	10,024,234
Issued at June 30, 2004 - 14,212,586 common shares
(December 31, 2003 - 8,149,329 common shares)

CONTRIBUTED SURPLUS	3,900	3,900

DEFICIT	(6,305,308)	(6,707,637)

	5,464,080	3,320,497

	$5,639,405	$4,526,921

On behalf of the Board:
"Christopher Schultze"	Director

"David Finn"	Director

Netco Energy Inc.

Consolidated Statements of Income and Deficit
(unaudited - prepared internally by management)
(Expressed in Canadian dollars)

	Six Month	Three Month	Six Month	Three Month
	Period ending	Period ending	Period ending	Period ending
	June 30,	June 30,	June 30,	June 30,
	2004	2004	2003	2003

REVENUE
Oil and gas revenue	$1,666,929	$956,873	$1,695,372	$942,952
Royalties	(398,604)	(212,925)	(309,698)	(185,152)

	1,268,325	743,948	1,385,674	757,800

Direct operating Expenses	193,071	90,055	106,848	70,174
Depletion	443,420	221,710	101,047	50,523

Operating Income	631,834	432,183	1,177,779	637,103

EXPENSES
General and administration	141,307	71,165	100,275	101,097
Professional Fees	62,604	43,511	21,106	-
Interest & Financing Costs	25,882	389	46,314	7,293
	229,793	115,065	167,695	108,390
OTHER
Interest & other income	288	-	4,203	2,039
	288	-	4,203	2,039

Net income (loss) for the period	402,329	317,118	1,014,288	530,752

Deficit, beginning of period	(6,707,637)	(6,622,426)	(6,881,933)	(6,398,397)

Deficit, end of period	$(6,305,308)	$(6,305,308)	$(5,867,645)	$(5,867,645)

Earnings per share	$0.03		$0.16

Weighted average shares outstanding	13,285,035		6,461,829

Netco Energy Inc.

Consolidated Statements of Cash Flows
(unaudited - prepared internally by management)
(Expressed in Canadian dollars)

	Six Month	Three Month	Six Month	Three Month
	Period ending	Period ending	Period ending	Period ending
	June 30,	June 30,	June 30,	June 30,
	2004	2004	2003	2003

CASH FLOWS PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net income for the period	$402,329	$317,118	$1,014,288	$530,752
Adjustment for item not involving cash:
Depletion & depreciation	443,420	221,710	101,047	47,944
Accrued interest	24,293	-	-
	870,042	538,828	1,115,335	578,696
Changes in non-cash working capital:
Decrease (Increase) in pre-paid expenses	(118,268)	(180,709)	(799,936)	(300,235)
Decrease (Increase) in accounts receivables	57,206	(70,470)	(276,681)	21,273
Increase (Decrease) in accounts payable	(31,099)	(53,884)	50,173	(203,572)
	(92,161)	(305,063)	(1,026,444)	(482,534)
	777,881	233,765	88,891	96,162

Cash flows from (used in) investing activities
Oil and gas property expenditures	(418,680)	(122,349)	(1,802,589)	(1,042,752)
	(418,680)	(122,349)	(1,802,589)	(1,042,752)

Cash flows from (used in) financing activities
Loans & Notes payable	-	-	675,000	(123,750)
(Conversion) Issuance of debentures	(1,024,293)	-	1,000,000	1,000,000
Issuance of common stock	1,741,254	25,881	-	-
	716,961	25,881	1,675,000	876,250

Increase (decrease) in cash position	1,076,161	137,297	(38,699)	(70,341)

Cash & cash equivalents, beginning of period	23,194	962,058	122,335	153,977

Cash & cash equivalents, end of period	$1,099,355	$1,099,355	$83,636	$83,636

NETCO ENERGY INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in Canadian Dollars, unless noted)

(Unaudited – prepared internally by management)

As at June 30, 2004

Financial Statements and Note disclosure are to be read in conjunction with the year end audited financial statements for the year ended December 31, 2003.

1.         NATURE AND CONTINUANCE OF OPERATIONS

           The Company was incorporated under the laws of the Province of Alberta on May 21, 1993 under the name of Green River Holdings Inc.  On July 28, 2000, the Company changed its name to Netco Energy Inc.   The Company’s principal business activity is the exploration, development and production of petroleum and natural gas reserves located in Canada.

2.         CHANGE IN ACCOUNTING POLICY

Effective January 1, 2003, the Company adopted, prospectively, the Canadian Institute of Chartered Accountants Handbook, Section 3870 Stock-based compensation and other stock-based payments.  The adoption of the new accounting policy has no cumulative effect on prior financial statements.

3.         SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles.

            Basis of Consolidation

The consolidated financial statements of the Company include its wholly-owned subsidiary, Green River Petroleum USA Inc., incorporated in the State of Wyoming.  All inter-company any transactions are eliminated on consolidation.

            Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

            Comparative figures

Certain comparative figures have been adjusted to conform with the current year's presentation.